September 16, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Essent Group Ltd.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on August 30, 2013
CIK No. 0001448893
File No. 333-

Dear Mr. Riedler:

On behalf of our client, Essent Group Ltd., a limited liability company organized under the laws of Bermuda (the “Company”), please find below the Company’s responses to the comment letter sent to Mark Casale, the Company’s President and Chief Executive Officer, dated September 12, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on August 30, 2013 (“Confidential Submission No. 2”).

The Company is filing, via EDGAR, in accordance with the Securities Act of 1933, as amended, a complete copy of the Registration Statement on Form S-1 (the “Registration Statement”), which reflects certain revisions in response to your letter. For your convenience, we are providing four clean copies of Registration Statement, as well as four copies blacklined against Confidential Submission No. 2, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Unless the context otherwise indicates, references herein to the “Company” include the Company’s direct and indirect subsidiaries.

General

1.                                      We note on page 32 that you are a non-bank subsidiary of The Goldman Sachs Group. We also note that Goldman, Sachs & Co. is a representative of the underwriters. If required, please revise your registration statement to comply with FINRA Rule 5121.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 194 of the Registration Statement accordingly.

2.                                      We acknowledge your response to prior comment 14. Please reference for us the specific paragraph guidance within ASC 740-270 that supports your assertion that the tax benefit of an operating loss carryforward from prior years shall be included in the effective tax rate computation if the tax benefit is expected to be realized as a result of ordinary income in the current year. Please tell us how this guidance is consistent with that in ASC 740-270-30-11 that indicates that the effects of changes in judgment about beginning-of-year valuation allowances are excluded from the estimated annual effective tax rate calculation.

Response:  The Company advises the Staff that the Company specifically referred to the guidance provided by ASC 740-270-25-4 that indicates that the tax benefit of a deferred tax asset, such as an operating loss carryforward from prior years, shall be included in the effective tax rate computation if the tax benefit is expected to be realized as a result of ordinary income in the current year.  Under the guidance of this paragraph, in connection with the Company’s change in judgment regarding the need for a valuation allowance as of June 30, 2013, the Company considered the amount of the change in the valuation allowance expected as a result of ordinary income in the current year as part of its effective tax rate.  The Company estimated its pretax income for the year to determine the amount of tax benefit that was expected to be realized from ordinary income in 2013 and that amount was used to reduce tax expense from continuing operations to zero.  The remaining portion of the valuation allowance is expected to be realized by pretax ordinary income in future years and has been excluded from the 2013 effective tax rate calculation in accordance with ASC 740-270-30-11 and was recognized as a discrete benefit in the six months ended June 30, 2013.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-728-8616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael Groll
Michael Groll
of Willkie Farr & Gallagher LLP

Enclosures

cc: Mark Casale

Mary Lourdes Gibbons

Matthew Jones